FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2008

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated July 28, 2008 by Excel Maritime Carriers Ltd. Announcing Date for the Release of Second and Six Months 2008 Results, Conference Call and Webcast

Exhibit 1

NEWS RELEASE for July 28, 2008

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

www.capitallink.com

Company:

Lefteris Papatrifon

Chief Financial Officer

Excel Maritime Carriers Ltd.

c/o 17th Km National Road Athens-Lamia

& Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: info@excelmaritime.com

          www.excelmaritime.com

Excel Maritime Announces Date for the Release of Second Quarter and Six Months 2008 Results, Conference Call and Webcast

Earnings Release: Monday, August 11, 2008, Before Market Opens

Conference Call and Webcast: Monday, August 11, 2008, at 10:00 A.M. EDT

ATHENS, GREECE – July 28, 2008 -- Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today that it will release its results for the second quarter and six months ended June 30, 2008 before the opening of the market on Monday, August 11, 2008.

On the same day at 10:00 A.M. EDT, the company’s management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Excel Maritime” to the operator.

In case of any problems with the above numbers, please dial 1 866 223 0615 (US Toll Free Dial In), 0800 694 1503 (UK Toll Free Dial In) or +44 (0)1452 586 513 (Standard International Dial In). Please Quote “Excel Maritime” to the operator.

A telephonic replay of the conference call will be available until May 26, 2008 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 1838801#

Slides and audio webcast:

There will also be a live, and then archived, webcast of the conference call, available through Excel Maritime Carriers’ website (www.excelmaritime.com). Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. After the acquisition of Quintana, Excel owns a fleet of 40 vessels and, together with 7 Panamax vessels under bareboat charters, operates 47 vessels (4 Capesize, 14 Kamsarmax, 21 Panamax, 2 Supramax and 6 Handymax vessels) with a total carrying capacity of approximately 3.7 million DWT.  Excel Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s planned acquisition of Quintana and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the ability to satisfy the closing conditions of the acquisition, changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: July 28, 2008

By:

/s/ Stamatis Molaris

Stamatis Molaris

President and Chief Executive Officer